Exhibit 99.1

iHuman Inc. Announces Second Quarter 2021

Unaudited Financial Results

BEIJING, China, September 29, 2021 --iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered smart learning products in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total revenues were RMB221.3 million (US$34.3 million), a year-over-year increase of 105.9%.
•	Revenues from online subscriptions were RMB199.2 million (US$30.9 million), a year-over-year increase of 110.1%.
•	Gross profit was RMB154.3 million (US$23.9 million), a year-over-year increase of 109.5%.
•	Operating loss was RMB3.5 million (US$0.5 million), compared with an operating income of RMB8.4 million in the same period last year.
•	Adjusted operating income[1] was RMB0.8 million (US$0.1 million), compared with RMB8.4 million in the same period last year.
•	Net income was RMB1.9 million (US$0.3 million), compared with RMB7.2 million in the same period last year.
•	Adjusted net income[1] was RMB6.1 million (US$1.0 million), compared with RMB7.2 million in the same period last year.
•	Average total MAUs[2] for the second quarter were 15.47 million, a year-over-year increase of 49.6%.
•	Number of paying users[3] for the second quarter was 1.48 million, a year-over-year increase of 9.2%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We are pleased to report another solid quarter despite the impact of seasonality. In the second quarter, we further reinforced our leading position by executing our product-centric strategy and remaining committed to our guiding principle of helping kids enjoy their childhood and stimulating their natural interest in learning. By constantly improving and expanding our content, as well as broadening our comprehensive products portfolio, we are able to better support the all-around development of kids. In August 2021, we officially unveiled “iHumanpedia,” a self-directed edutainment online app that helps kids learn about the fundamentals of STEM through short and captivating animated videos, as well as immersive interactions. Each video is carefully designed to stimulate kids’ interest in learning, and has been created with content that is appropriate for the stage of their cognitive development. In addition, we have also actively worked to help promote educational equality in China. In the August of last year, we launched the “Dream Chasing Initiative,” a charity program aiming to help children in remote communities that lack access to quality education. Since then, our team has visited a number of schools in rural villages in China and helped local kids access high-quality learning resources through our comprehensive products. In this September, we once again sent out our care and support to schools in such areas. We are also proud to have made donations to schools in remote regions.”

1 “Adjusted operating income (loss)” and “adjusted net income (loss)” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

3 “Paying users” refers to users who paid subscription fees for the premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “Despite the weak seasonality, our second quarter results still came in line with our expectations as we drove continued improvements in content and user engagement. We continued to increase our investments in R&D, which support our capabilities to provide truly interactive and immersive learning experiences that help kids learn effectively while having fun. Underpinned by our comprehensive content and technological strengths, our self-directed apps continued to gain traction among Millennial and Gen-Z parents. Going forward, we will continue to execute our strategies in line with our guiding principle, leverage our industry leading interactive content and edutainment technologies to provide users with top-notch products, further diversify our products to better meet the evolving and diverse needs of our users, and drive sustainable growth over the long term.”

Second Quarter 2021 Unaudited Financial Results

Revenues

Total revenues were RMB221.3 million (US$34.3 million), an increase of 105.9% from RMB107.5 million in the same period last year.

Revenues from online subscriptions were RMB199.2 million (US$30.9 million), an increase of 110.1% from RMB94.8 million in the same period last year, primarily driven by user expansion and enhanced user engagement. Average total MAUs for the quarter were 15.47 million, an increase of 49.6% year-over-year from 10.34 million in the same period last year. The number of paying users for the quarter was 1.48 million, a year-over-year increase of 9.2% from 1.35 million in the same period last year.

Revenues from offline products and others were RMB22.1 million (US$3.4 million), an increase of 73.9% from RMB12.7 million in the same period last year, primarily due to the resumption of offline business activities as a result of the alleviation of the COVID-19 pandemic.

Cost of Revenues

Cost of revenues were RMB67.0 million (US$10.4 million), an increase of 98.0% from RMB33.8 million in the same period last year, primarily due to the increase in channel and product costs, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB154.3 million (US$23.9 million), an increase of 109.5% from RMB73.6 million in the same period last year. Gross margin was 69.7%, compared with 68.5% in the same period last year. The increase in gross margin was mainly attributable to the strong growth of the Company’s online subscriptions business, which has a higher gross margin, as well as a rebound of gross margin of the offline business due to the alleviation of the COVID-19 pandemic.

Operating Expenses

Total operating expenses were RMB157.7 million (US$24.4 million), an increase of 141.7% from RMB65.3 million in the same period last year.

Research and development expenses were RMB93.1 million (US$14.4 million), an increase of 128.5% from RMB40.7 million in the same period last year, primarily due to a rise in payroll-related expenses and outsourcing expenses as the Company continued to expand its research and development capabilities and to enhance and develop its edutainment products.

Sales and marketing expenses were RMB45.3 million (US$7.0 million), an increase of 257.1% from RMB12.7 million in the same period last year, primarily due to an increase in advertising and promotion expenses as the Company strategically strengthened its brand recognition as a publicly listed company, as well as an increase in payroll-related expenses.

General and administrative expenses were RMB19.4 million (US$3.0 million), an increase of 63.2% from RMB11.9 million in the same period last year, primarily due to an increase in payroll-related expenses and compliance costs related to being a publicly listed company.

Operating Income (Loss)

Operating loss was RMB3.5 million (US$0.5 million), compared with an operating income of RMB8.4 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB0.8 million (US$0.1 million), compared with RMB8.4 million in the same period last year.

Net Income

Net income was RMB1.9 million (US$0.3 million), compared with RMB7.2 million in the same period last year.

Adjusted net income was RMB6.1 million (US$1.0 million), compared with RMB7.2 million in the same period last year.

Net income attributable to ordinary shareholders was RMB1.9 million (US$0.3 million), compared with RMB3.8 million in the same period last year.

Adjusted net income attributable to ordinary shareholders was RMB6.1 million (US$1.0 million), compared with RMB3.8 million in the same period last year.

Basic and diluted net income per ADS were RMB0.04 (US$0.01) and RMB0.03 (US$0.01), respectively, compared with basic and diluted net income of RMB0.09 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.11 (US$0.02), compared with RMB0.09 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB330.8 million (US$51.2 million) as of June 30, 2021, compared with RMB268.6 million as of December 31, 2020, primarily driven by user expansion and enhanced user engagement.

Cash and Cash Equivalents

Cash and cash equivalents were RMB893.0 million (US$138.3 million) as of June 30, 2021, compared with RMB861.7 million as of December 31, 2020.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2021, which was RMB6.4566 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS excluding share-based compensation expenses. Adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, China’s edutainment market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered smart learning products in China that is committed to transforming learning into a fun journey for every child. Benefiting from a deep legacy that combines a strong foundation in edutainment, decades of industry experience with cutting-edge technologies, and an outstanding reputation for original entertainment content, iHuman provides children with unique, interactive, and entertaining experiences to stimulate their natural curiosity and interest in learning. The Company’s comprehensive suite of innovative and high-quality products include interactive and self-directed online apps and offline products that cover a broad variety of areas to develop children’s creativity and abilities in independent reading, critical thinking, and scientific reasoning and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, proprietary edutainment know-how, AI/AR functionality, and big data analysis, iHuman believes it will continue to provide superior learning experiences that are effective and fun for children in China and all over the world through its integrated suite of tech-powered smart learning products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Ms. Cynthia Tan, CFA

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	861,682	893,025	138,312
Accounts receivable, net	77,965	87,538	13,558
Amounts due from related parties	322	2,299	356
Inventories, net	16,873	21,363	3,309
Prepayments and other current assets	64,619	85,228	13,200
Total current assets	1,021,461	1,089,453	168,735
Non-current assets
Property and equipment, net	6,390	11,502	1,781
Intangible assets, net	11,789	18,903	2,928
Operating lease right-to-use assets	6,521	26,208	4,059
Other non-current assets	784	784	121
Total non-current assets	25,484	57,397	8,889
Total assets	1,046,945	1,146,850	177,624

LIABILITIES

Current liabilities
Accounts payable	21,551	28,613	4,432
Amounts due to related parties	485	9,107	1,410
Deferred revenue and customer advances	268,613	330,776	51,231
Accrued expenses and other current liabilities	107,029	95,725	14,826
Current operating lease liabilities	1,544	12,963	2,008
Total current liabilities	399,222	477,184	73,907
Non-current liabilities
Non-current operating lease liabilities	5,070	12,721	1,970
Total non-current liabilities	5,070	12,721	1,970
Total liabilities	404,292	489,905	75,877

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2020 and June 30, 2021; 122,622,382 Class A shares issued and outstanding as of December 31, 2020; 125,122,382 Class A shares issued and 122,622,382 outstanding as of June 30, 2021; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020 and June 30, 2021; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and June 30, 2021)	184	184	28
Additional paid-in capital	1,050,304	1,061,587	164,419
Accumulated other comprehensive loss	(21,861)	(27,905)	(4,322)
Accumulated deficit	(385,974)	(376,921)	(58,378)
Total shareholders’ equity	642,653	656,945	101,747
Total liabilities and shareholders’ equity	1,046,945	1,146,850	177,624

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online subscriptions	94,799	191,860	199,198	30,852	152,462	391,058	60,567
Offline products and others	12,685	34,798	22,061	3,417	33,014	56,859	8,806
Total Revenues	107,484	226,658	221,259	34,269	185,476	447,917	69,373

Cost of revenues
Online subscriptions	(23,847)	(46,970)	(50,645)	(7,844)	(39,529)	(97,615)	(15,119)
Offline products and others	(9,994)	(18,434)	(16,351)	(2,532)	(20,587)	(34,785)	(5,388)
Gross profit	73,643	161,254	154,263	23,893	125,360	315,517	48,866

Operating expenses
Research and development expenses	(40,717)	(82,112)	(93,053)	(14,412)	(73,674)	(175,165)	(27,130)
Sales and marketing expenses	(12,685)	(52,927)	(45,298)	(7,016)	(28,383)	(98,225)	(15,213)
General and administrative expenses	(11,862)	(22,569)	(19,364)	(2,999)	(17,464)	(41,933)	(6,495)
Total operating expenses	(65,264)	(157,608)	(157,715)	(24,427)	(119,521)	(315,323)	(48,838)
Operating income (loss)	8,379	3,646	(3,452)	(534)	5,839	194	28
Other income, net	794	3,545	5,121	793	1,759	8,666	1,342
Income before income taxes	9,173	7,191	1,669	259	7,598	8,860	1,370
Income tax benefit (expenses)	(1,957)	(45)	238	37	(1,957)	193	30
Net income	7,216	7,146	1,907	296	5,641	9,053	1,400
Accretion to redemption value of contingently redeemable ordinary shares	(3,459)	-	-	-	(6,449)	-	-
Net income (loss) attributable to ordinary shareholders	3,757	7,146	1,907	296	(808)	9,053	1,400

Net income (loss) attributable to ordinary shareholders per ADS:
- Basic	0.09	0.13	0.04	0.01	(0.02)	0.17	0.03
- Diluted	0.09	0.13	0.03	0.01	(0.02)	0.16	0.03

Weighted average number of ADSs:
- Basic	43,010,752	53,324,476	53,324,476	53,324,476	43,010,752	53,324,476	53,324,476
- Diluted	43,010,752	55,132,687	54,680,936	54,680,936	43,010,752	54,920,644	54,920,644

Total share-based compensation expenses included in:
Cost of revenues	-	267	257	40	-	524	81
Research and development expenses	-	3,711	1,524	236	-	5,235	811
Sales and marketing expenses	-	1,177	986	153	-	2,163	335
General and administrative expenses	-	1,903	1,458	226	-	3,361	521

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	8,379	3,646	(3,452)	(534)	5,839	194	28
Share-based compensation expenses	-	7,058	4,225	655	-	11,283	1,748
Adjusted operating income	8,379	10,704	773	121	5,839	11,477	1,776

Net income	7,216	7,146	1,907	296	5,641	9,053	1,400
Share-based compensation expenses	-	7,058	4,225	655	-	11,283	1,748
Adjusted net income	7,216	14,204	6,132	951	5,641	20,336	3,148
Accretion to redemption value of contingently redeemable ordinary shares	(3,459)	-	-	-	(6,449)	-	-
Adjusted net income (loss) attributable to ordinary shareholders	3,757	14,204	6,132	951	(808)	20,336	3,148

Diluted net income (loss) per ADS	0.09	0.13	0.03	0.01	(0.02)	0.16	0.03
Impact of non-GAAP adjustments	-	0.13	0.08	0.01	-	0.21	0.03
Adjusted diluted net income (loss) per ADS	0.09	0.26	0.11	0.02	(0.02)	0.37	0.06

Weighted average number of ADSs – diluted	43,010,752	55,132,687	54,680,936	54,680,936	43,010,752	54,920,644	54,920,644
Weighted average number of ADSs – adjusted	43,010,752	55,132,687	54,680,936	54,680,936	43,010,752	54,920,644	54,920,644